As filed with the Securities and Exchange Commission on January 13, 2004

Registration No. 333-111740

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-3

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

MERIX CORPORATION

(Exact name of registrant as specified in its charter)

Oregon	93-1135197
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

1521 Poplar Lane

Forest Grove, Oregon 97116

(503) 359-9300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Janie S. Brown

Senior Vice President, Chief Financial Officer, Treasurer and Secretary

Merix Corporation

1521 Poplar Lane

Forest Grove, Oregon 97116

(503) 359-9300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Patrick J. Simpson Michael S. Gadd Perkins Coie LLP 1120 N.W. Couch, Tenth Floor Portland, Oregon 97209 (503) 727-2000	Jeffrey D. Saper Patrick J. Schultheis Wilson Sonsini Goodrich & Rosati Professional Corporation 5300 Carillon Point Kirkland, Washington 98033 (425) 576-5800

Approximate date of commencement of proposed sale to the public:    As soon as practicable following the effectiveness of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion	January 13, 2004

3,000,000 Shares

Common Stock

We are offering 2,650,000 shares and the selling shareholder is offering 350,000 shares of the common stock offered by this prospectus. We will not receive any proceeds from the sale of shares by the selling shareholder.

Our common stock is traded on the Nasdaq National Market under the symbol “MERX.” On January 12, 2004, the last sale price of the common stock, as reported on the Nasdaq National Market, was $24.88 per share.

Investing in our common stock involves a high degree of risk. Before buying any shares you should read the discussion of material risks of investing in our common stock in “ Risk factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

Proceeds, before expenses, to the selling shareholder	$	$

The underwriters may also purchase up to an additional 450,000 shares from us at the public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus to cover over-allotments, if any. If the underwriters exercise the option in full, the total underwriting discounts and commissions will be $            , and the total proceeds, before expenses, to us will be $            .

The underwriters are offering the shares of our common stock as described in “Underwriting.” Delivery of the shares will be made on or about             , 2004.

Sole Book-Running Manager

UBS Investment Bank	Thomas Weisel Partners LLC

Needham & Company, Inc.	Wells Fargo Securities, LLC

The date of this prospectus is             , 2004.

You should rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We and the selling shareholder are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Forward-looking statements	ii	Business	23
Prospectus summary	1	Management	33
Risk factors	5	Selling shareholder	36
Use of proceeds	14	Underwriting	37
Price range of common stock	15	Legal matters	40
Dividend policy	15	Experts	40
Capitalization	16	Where you can find additional information	40
Selected financial data	17	Information incorporated by reference	40
Management’s discussion and analysis of financial condition and results of operations	18

In this prospectus, the “company,” “Merix,” “we,” “us,” and “our” refer to Merix Corporation, an Oregon corporation, and not to the underwriters or selling shareholder, and the “selling shareholder” refers to Tektronix, Inc. Our fiscal year consists of either the 52 or 53-week period ending on the last Saturday in May. Fiscal years 1999, 2000, 2001 and 2002 were each 52-week years and fiscal year 2003 was a 53-week year. Fiscal 2004 will be a 52-week year. For convenience, all of our fiscal years are presented as ended on May 31. This prospectus contains trademarks and trade names of other companies.

i

Forward-looking statements

This prospectus and the documents incorporated by reference in this prospectus include forward-looking statements. These statements relate to future events or our future financial performance, including statements regarding, among others:

➢	our strategies;

➢	the expansion of our customer base;

➢	the timing, extent and costs of our production capacity expansion;

➢	our quick-turn and premium services net sales;

➢	the improvement in pricing for our products;

➢	the expansion of the Asian market and our entry into it;

➢	the expansion of our worldwide presence;

➢	the increased demand for, and sales of, our products;

➢	the demand, market and pricing for the electronics industry in general and printed circuit boards in particular;

➢	the impact of our deferred tax assets on our reported financial results;

➢	our working capital and capital expenditure requirements;

➢	trends in the printed circuit board industry;

➢	our plans for future strategic investments and acquisitions; and

➢	similar statements based on the expectations of our management as of the date of this prospectus.

In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “should” or “will” or the negative of such terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under the section of this prospectus titled “Risk factors,” that may cause our or our industry’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance or achievements. You should not place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of this prospectus. We assume no obligation to update or revise these forward-looking statements or provide reasons why actual results may differ from those results discussed in or implied by the forward-looking statements.

ii

Prospectus summary

This summary highlights information contained elsewhere in, or incorporated by reference into, this prospectus. This summary is not complete and may not contain all of the information that you should consider before investing in our common stock. Investors should read the entire prospectus carefully, including the “Risk factors” section, and other documents incorporated by reference into this prospectus before making an investment decision.

OUR COMPANY

We are a leading manufacturer of technologically advanced printed circuit boards for use in sophisticated electronic equipment. Our principal products are complex multi-layer printed circuit boards, which are the platforms used to interconnect microprocessors, integrated circuits and other components that are essential to the operation of electronic products and systems. We provide our products to original equipment manufacturers, or OEMs, and their electronic manufacturing service providers, that use them primarily in high-end commercial equipment in the communications, computing and test and measurement markets. Our markets are generally characterized by rapid technological change, high levels of complexity and short product life-cycles as new and technologically superior electronic equipment is continually being developed. We believe we are well positioned to serve our expanding customer base in these markets as a result of our technology leadership, quick-turn and premium services capabilities and expansion of our state-of-the-art production capacity.

OUR PRODUCTS AND SERVICES

We provide our customers with prototype, pre-production and volume production quantities of printed circuit boards. In addition, we provide design assistance and engineering services in the early stages of our customers’ product development as well as quick-turn and premium services that help our customers meet accelerated time-to-market and time-to-volume requirements. We also have expertise in advanced manufacturing techniques for products utilizing high performance materials and offer specialty products, including products for RF/Microwave applications, thermal management solutions and backplanes.

OUR STRATEGY

Our objective is to extend our leadership position as a manufacturer of technologically advanced printed circuit boards for leading OEMs and their electronic manufacturing service providers in high growth markets of the electronics industry. To achieve our objective, we intend to pursue the following strategies:

➢	Expand on our advantages. We intend to expand on the advantages we have established by:

➢	continuing to focus on producing next generation printed circuit boards that incorporate advanced technologies and high performance materials that require significant materials engineering expertise;

➢	continuing to increase our quick-turn and premium services business; and

➢	completing our North American expansion to double our production capacity.

➢	Focus on our customers and their satisfaction. We are committed to understanding our customers’ needs and exceeding their expectations. We intend to continue to:

➢	expand our blue chip customer base, which we believe will be facilitated by our capacity expansion;

➢	enhance our reputation as a leader in customer service and quality; and

➢	offer our customers a combination of services and products that reduce the time-to-market and time-to-volume for their products.

➢	Expand our worldwide presence. We intend to continue to expand our presence in Europe and China, where we have recently established a direct sales force. We believe that, over time, OEMs and electronic manufacturing service providers will increase their production of high-end commercial electronic equipment in Asia, particularly in China. To meet the anticipated demand for complex multi-layered printed circuit boards that will be required to go into those high-end products as well as to capitalize on the region’s large, low-cost labor pool, we are actively exploring opportunities to expand our manufacturing capabilities into China.

➢	Pursue strategic acquisitions and alliances. We intend to pursue strategic acquisitions and alliances with companies that:

➢	have products or technologies that complement our current products;

➢	expand our global footprint; or

➢	enhance our technical capabilities or production capacity.

OUR CUSTOMERS

While many of our competitors were consolidating and closing their facilities during the recent economic downturn, we successfully expanded our customer base, including the addition of leading global OEMs such as Ericsson, Fujitsu Siemens Computers and Nokia. Our top 25 customers in the first six months of fiscal 2004 included:

Communications		High-end Computing	Test and Measurement and Other

Ciena	Lucent Technologies	Fujitsu Siemens Computers	Agilent Technologies
Cisco Systems	Motorola	Intel	Credence
CNT	Nokia	Silicon Graphics	LTX
Ericsson	Nortel Networks	StorageTek	Teradyne
Juniper Networks	Sonus Networks	Sun Microsystems	Vicor

OUR FACILITIES EXPANSION

We are significantly enhancing our high-end manufacturing capacity by expanding our Forest Grove and Wood Village facilities. In response to customer needs, we accelerated phase one of our expansion plans and expect to begin production at our state-of-the-art Wood Village facility in early calendar 2004. We expect the first phase of this expansion to increase our production capacity by 50% by the end of calendar 2004 and to significantly enhance our quick-turn and premium services capabilities. Depending on market and other conditions, we anticipate work on the second and final phase of our expansion to commence in the second half of calendar 2004 and to be completed approximately 12 to 18 months thereafter. When fully implemented, we expect that our expansion will double our production capacity.

OUR CORPORATE INFORMATION

Our principal executive offices are located at 1521 Poplar Lane, Forest Grove, Oregon 97116 and our telephone number at that address is (503) 359-9300. Our website is located at www.merix.com. Information contained on our website does not constitute, and shall not be deemed to constitute, part of this prospectus and shall not be deemed to be incorporated by reference into the registration statement of which this prospectus is a part.

The offering

Common stock offered by us	2,650,000 shares

Common stock offered by the selling shareholder	350,000 shares

Common stock to be outstanding after the offering	17,645,575 shares

Nasdaq National Market Symbol	MERX

Use of proceeds

Primarily to purchase capital equipment and expand production capacity, for working capital and general corporate purposes. See “Use of proceeds.” We will not receive any proceeds from the sale of shares by the selling shareholder.

The number of shares of our common stock that will be outstanding after this offering is based on the number of shares outstanding on November 29, 2003, and does not include:

➢	3,226,664 shares of common stock issuable upon exercise of outstanding options granted under our stock option plans, with a weighted average exercise price of $12.91 per share;

➢	2,495,242 additional shares of common stock available for future issuance under our stock option plans;

➢	shares of common stock issued under our 401(k) plan after November 29, 2003; and

➢	1,287,996 shares of common stock reserved for issuance upon conversion of our 6.5% Convertible Debenture due May 30, 2007.

If the underwriters exercise in full their over-allotment option, we have agreed to sell an aggregate of 450,000 additional shares of common stock. Unless otherwise indicated, the information in this prospectus assumes no exercise of the underwriters’ over-allotment option.

Summary financial data

The following table summarizes our financial data and should be read together with “Selected financial data” and “Management’s discussion and analysis of financial condition and results of operations” included in or incorporated by reference into this prospectus and with our financial statements and the related notes thereto incorporated by reference into this prospectus.

	Years ended May 31,			Three months ended		Six months ended
Statement of operations data	2001	2002	2003	November 23, 2002	November 29, 2003	November 23, 2002	November 29, 2003

				(unaudited)		(unaudited)
	(in thousands, except for per share data)
Net sales	$183,900	$86,500	$94,573	$25,856	$37,003	$49,974	$67,731
Cost of sales	126,104	87,080	96,972	25,272	31,491	48,988	60,151

Gross profit (loss)	57,796	(580)	(2,399)	584	5,512	986	7,580

Operating expenses:
Engineering	5,360	5,665	6,152	1,611	1,475	3,197	2,782
Selling, general and administrative	13,371	11,180	11,297	3,007	3,018	6,034	5,680
Restructuring and related activities	—	—	2,052	—	—	—	—

Total operating expenses	18,731	16,845	19,501	4,618	4,493	9,231	8,462
Operating income (loss)	39,065	(17,425)	(21,900)	(4,034)	1,019	(8,245)	(882)
Interest income	4,460	2,015	1,081	235	103	695	218
Interest expense	(2,034)	(620)	(1,708)	(407)	(408)	(842)	(817)
Other income (expense), net	(102)	(686)	(971)	12	(7)	(512)	(59)

Income (loss) before taxes	41,389	(16,716)	(23,498)	(4,194)	707	(8,904)	(1,540)
Income tax (expense) benefit	(14,792)	7,136	(6,585)	2,075	—	3,959	—

Net income (loss)	$26,597	$(9,580)	$(30,083)	$(2,119)	$707	$(4,945)	$(1,540)

Net income (loss) per share:
Basic	$1.96	$(0.68)	$(2.07)	$(0.15)	$0.05	$(0.34)	$(0.10)
Diluted	$1.84	$(0.68)	$(2.07)	$(0.15)	$0.05	$(0.34)	$(0.10)
Shares used in per share calculations:
Basic	13,540	14,081	14,519	14,481	14,866	14,456	14,783
Diluted	14,479	14,081	14,519	14,481	15,596	14,456	14,783
Other Financial Data:
Depreciation and amortization expense	$9,460	$10,592	$10,679	$2,694	$2,458	$5,475	$4,899

	November 29, 2003
Balance sheet data	Actual	As adjusted(1)

	(unaudited)
	(in thousands)
Cash and cash equivalents	$41,399	$103,355
Working capital	54,021	115,977
Total assets	150,201	212,157
Long-term debt	25,000	25,000
Shareholders’ equity	105,612	167,568

(1)	Adjusted to reflect the sale of 2,650,000 shares of common stock offered by us at an assumed public offering price of $24.88 per share, the last reported sale price of our common stock on January 12, 2004, after deducting the underwriting discounts and estimated offering expenses.

Risk factors

This offering and an investment in our common stock involve a high degree of risk. You should carefully consider the following risk factors and other information in this prospectus before investing in our common stock. Our business and results of operations could be seriously harmed by any of the following risks. The trading price of our common stock could decline due to any of these risks, and you may lose part or all of your investment.

RISKS RELATED TO OUR COMPANY

We are dependent upon the electronics industry, which has suffered a significant downturn in demand resulting in excess manufacturing capacity and increased price competition within our industry.

The electronics industry, on which our business depends, has historically been cyclical and subject to significant downturns characterized by diminished product demand, rapid declines in average selling prices and over-capacity. Although the industry has seen improvement from the latest significant downturn, the industry may continue to experience relatively low demand and continued price depression and is likely to experience recessionary periods in the future. The economic conditions affecting the electronics industry, in general, or any of our major customers, in particular, have adversely affected our operating results and may continue to do so in the future. Our revenues declined from $183.9 million in fiscal 2001 to $94.6 million in fiscal 2003 due to these factors.

The electronics industry is characterized by intense competition, rapid technological change, relatively short product life-cycles and pricing and margin pressures. When these factors adversely affect our customers, we suffer similar effects. Our customers are primarily high-technology equipment manufacturers in the communications, high-end computing and test and measurement end markets of the electronics industry. Due to the uncertainty in the markets served by most of our customers, we cannot accurately predict our future financial results or accurately anticipate future orders. At any time, our customers can discontinue or modify products containing components manufactured by us, adjust the timing of orders and shipments or affect our mix of net sales generated from quick-turn and premium services versus standard lead time production, any of which could adversely affect our results of operations.

Lower sales may cause gross margins and operating results to decrease because many of our operating costs are fixed.

A significant portion of our operating expenses is relatively fixed in nature, and planned expenditures are based in part on anticipated orders. If we do not receive orders as anticipated, our operating results will be adversely affected. Revenue shortfalls resulting from decreased demand for our products have historically resulted in an underutilization of our installed capacity and, together with adverse pricing, have decreased our gross margins. Future decreases in demand or pricing may decrease our gross margins.

Competition in the printed circuit board market is intense, and we could lose sales if we are unable to compete effectively.

The market for printed circuit boards is intensely competitive, highly fragmented and rapidly changing. We expect competition to persist, which could result in continued reductions in pricing and gross

Risk factors

margins and loss of market share. We believe our major competitors are United States and international independent producers that manufacture multi-layer printed circuit boards, provide backplanes and other electronic assemblies, and offer quick-turn services. Those competitors include Dynamic Details Inc., Multek (a division of Flextronics International Ltd.), Sanmina-SCI, TTM Technologies Inc., Tyco International Ltd. and ViaSystems, Inc.

Many of our competitors and potential competitors may have a number of significant advantages over us, including:

➢	significantly greater financial, technical, marketing and manufacturing resources;

➢	preferred vendor status with some of our existing and potential customers; and

➢	larger customer bases.

In addition, these competitors may have the ability to respond more quickly to new or emerging technologies, may adapt more quickly to changes in customer requirements and may devote greater resources to the development, promotion and sale of their products than we can. Consolidation in the printed circuit board industry, which we expect to continue, could result in an increasing number of larger printed circuit board companies with greater market power and resources. Such consolidation could in turn increase pricing and competitive pressures for us. We must continually develop improved manufacturing processes to meet our customers’ needs for complex, high technology products, and our basic interconnect technology is generally not subject to significant proprietary protection. We may not be able to maintain or expand our sales if competition increases and we are unable to respond effectively. During recessionary periods in the electronics industry, our competitive advantages in providing an integrated manufacturing solution and responsive customer service may be less important to our customers than they are in more favorable economic climates.

If production capabilities increase in Asia, where production costs are lower, we may lose market share and our gross margins may be adversely affected by increased pricing pressure.

Price competition from printed circuit board manufacturers in Asia and other locations with lower production costs may play an increasing role in the printed circuit board markets in which we compete. While printed circuit board manufacturers in these locations have historically competed primarily in markets for less technologically advanced products, they are expanding their manufacturing capabilities to produce higher layer count, higher technology printed circuit boards. As a result of these factors, competitors in Asia may be able to effectively compete in our market segment, which may force us to lower our prices, reduce our gross margins or decrease our net sales.

Because a small number of customers account for a substantial portion of our net sales, our net sales could decline significantly if we lose a major customer or if a major customer orders fewer of our products or cancels or delays orders.

Historically, we have derived a significant portion of our net sales from a limited number of customers. Our top five OEM customers, which vary from year to year, represented 64%, 65% and 60% of our net sales in fiscal 2001, 2002 and 2003, respectively, and 68% of our net sales in the first six months of fiscal 2004. We expect to continue to depend upon a small number of customers for a significant portion of our net sales for the foreseeable future. The loss of, or decline in, orders from one or more major customers could reduce our net sales.

Some of our customers are relatively small companies, and our future business with them may be significantly affected by their ability to continue to obtain financing. If they are unable to obtain

Risk factors

adequate financing, they will not be able to purchase products, which, in the aggregate, would adversely affect our net sales.

Because we do not have long-term contracts with our customers, we are subject to uncertainties and variability in demand by our customers, which could decrease net sales and negatively affect our operating results.

As is common in our industry, we generally do not have long-term contracts with our customers, and, consequently, our net sales are subject to short-term variability in demand by our customers. Customers have no obligation to order from us and may cancel, reduce or delay orders for a variety of reasons. The level and timing of orders placed by our customers vary due to:

➢	fluctuation in demand for our customers’ products;

➢	changes in customers’ manufacturing strategies, such as a decision by a customer to either diversify or consolidate the number of printed circuit board manufacturers used;

➢	customers’ inventory management; and

➢	changes in new product introductions.

We have experienced terminations, reductions and delays in our customers’ orders. Further terminations, reductions or delays in our customers’ orders could lower our production asset utilization, which would lower our gross margins, decrease our net sales and negatively affect our business.

If we do not effectively manage the expansion of our operations, our business may be harmed, and the increased costs associated with the expansion may not be offset by increased net sales.

We constructed a 90,000 square foot leased manufacturing facility located in Wood Village, Oregon, and expect to begin production at that facility in early calendar 2004. In addition, we continue to expand capacity at our Forest Grove facility. Start-up of the Wood Village facility and capacity expansion at the Forest Grove facility expose us to significant start-up risks including:

➢	delays in receiving and installing required manufacturing equipment;

➢	inability to retain management personnel and skilled employees, or labor shortages in general;

➢	difficulties scaling up production at our new and expanded facilities;

➢	challenges in coordinating management of operations and order fulfillment between our Wood Village and Forest Grove facilities;

➢	a need to improve and expand our management information systems and financial controls to accommodate our expanded operations;

➢	incurrence of cost overruns; and

➢	shortfalls in production volumes as a result of unanticipated start-up or expansion delays that could prevent us from meeting our customers’ delivery schedules or production needs.

The success of our expansion efforts at our Wood Village and Forest Grove facilities will depend upon our ability to expand, train and manage our employee base. In connection with our expansion efforts, we expect to hire additional workers. If we are unable to attract and train new workers, or manage our expanding employee base effectively, our ability to fulfill orders to customer specifications in a timely manner may be impaired. If we are unable to effectively expand, train and manage our expanding employee base, our business and results of operations could be adversely affected.

Risk factors

In addition, we will incur new fixed operating expenses and increased depreciation expenses associated with the start-up of Wood Village and capital acquisitions at Forest Grove. If our net sales do not increase sufficiently to offset these expenses, our results of operation may be adversely affected. If demand for our products does not meet anticipated levels, the value of the expanded facilities could be significantly impaired which would adversely affect our results of operation and financial condition.

Because we have only two production facilities and those facilities are in geographic proximity to one another, we could be harmed by adverse weather or operating conditions.

Our production facilities are both located in the Portland, Oregon area. Our inability to continue production at either of these facilities as a result of weather conditions, such as the recent snow and ice storm in our area in early January 2004, or a prolonged power shortage, fire or other natural disaster, could prevent us from supplying products to our customers, and could harm our business, results of operations and financial condition.

We rely on suppliers for the timely delivery of materials used in manufacturing our printed circuit boards, and an increase in industry demand or a shortage of raw materials may increase the price of these raw materials and limit our ability to manufacture certain products.

To manufacture our printed circuit boards, we use materials such as laminated layers of fiberglass, copper foil and chemical solutions which we order from our suppliers. Suppliers of laminates and other raw materials that we use may from time to time extend lead times, limit supplies or increase prices due to capacity constraints or other factors, which could adversely affect our ability to deliver our products on a timely basis. Some of our products use types of laminates that are only available from a single supplier that holds a patent on the material. Although other manufacturers of advanced printed circuit boards also must use the single supplier and our OEM customers determine the type of laminates used, a failure to obtain the material from the single supplier for any reason may cause a disruption, and possible cancellation, of orders for printed circuit boards using that type of laminate, which in turn would cause a decrease in our net sales.

Products we manufacture may contain manufacturing defects, which could result in reduced demand for our services and liability claims against us.

We manufacture highly complex products to our customers’ specifications. These products may contain manufacturing errors or failures despite our quality control and quality assurance efforts. Defects in the products we manufacture, whether caused by a design, manufacturing or materials failure or error, may result in delayed shipments, customer dissatisfaction, or a reduction in or cancellation of purchase orders. If these defects occur either in large quantities or too frequently, our business reputation may be impaired. Since our products are used in products that are integral to our customers’ businesses, errors, defects or other performance problems could result in financial or other damages to our customers beyond the cost of the printed circuit board, for which we may be liable. Although sales arrangements generally contain provisions designed to limit our exposure to product liability and related claims, existing or future laws or unfavorable judicial decisions could negate these limitation of liability provisions. Product liability litigation against us, even if it were unsuccessful, would be time consuming and costly to defend. Although we maintain a warranty reserve, this reserve may not be sufficient to cover our warranty or other expenses that could arise as a result of defects in our products.

If we are unable to respond to rapid technological change and process development, we may not be able to compete effectively.

The market for our manufacturing services is characterized by rapidly changing technology and continual implementation of new production processes. The future success of our business will depend in large part

Risk factors

upon our ability to maintain and enhance our technological capabilities, to manufacture products that meet changing customer needs, and to successfully anticipate or respond to technological changes on a cost-effective and timely basis. In addition, the printed circuit board industry could encounter competition from new or revised manufacturing and production technologies that render existing manufacturing and production technology less competitive or obsolete. We may not be able to respond effectively to the technological requirements of the changing market. If we need new technologies and equipment to remain competitive, the development, acquisition and implementation of those technologies and equipment may require us to make significant capital investments. We may not be able to raise additional funds in order to respond to technological changes as quickly as our competitors.

If we lose key management, engineering, sales and marketing and professional services personnel, we could experience reduced sales, delayed product development and diversion of management resources.

Our success depends largely on the continued contributions of our key management, engineering, sales and marketing and professional services personnel, many of whom would be difficult to replace. We do not have employment or non-compete agreements with our key personnel. If one or more members of our senior management or key professionals were to resign, the loss of personnel could result in loss of sales, delays in new product development and diversion of management resources, which would have a negative effect on our business. We do not maintain “key man” insurance policies on any of our personnel.

Our manufacturing process depends on the collective experience of our employees. If these employees were to leave us and take this knowledge with them, our manufacturing process may suffer and we may not be able to compete effectively.

We rely on the collective experience of our employees in the manufacturing process to ensure we continuously evaluate and adopt new technologies. Although we are not dependent on any one employee or a small number of employees involved in our manufacturing process, if a significant number of our employees involved in manufacturing were to leave our employment and we were not able to replace these people with new employees with comparable experience, our manufacturing process could suffer as we may be unable to keep up with innovations in the industry or the demands of our customers. As a result, we may not be able to continue to compete effectively.

We are exposed to the credit risk of some of our customers and as a result of a concentration of our customer base.

Most of our sales are on an “open credit” basis, with standard industry payment terms. We monitor individual customer payment capability in granting open credit arrangements, seek to limit open credit to amounts we believe the customers can pay, and maintain reserves we believe are adequate to cover exposure for doubtful accounts. During periods of economic downturn in the global economy and the electronics industry, our exposure to credit risks from our customers increases. Although we have programs in place to monitor and mitigate the associated risk, those programs may not be effective in reducing our credit risks.

Seven companies represented approximately 81% of our net trade accounts receivable at November 29, 2003, with individual percentages for those companies ranging from 6% to 28%. Our OEM customers direct our sales to a relatively limited number of electronic manufacturing service providers. Our contractual relationship is typically with the electronic manufacturing service providers, who are obligated to pay us for our products. Because we expect our OEM customers to continue to direct our sales to electronic manufacturing service providers, we expect to continue to be subject to the credit risk of a limited number of customers. This concentration of customers exposes us to increased credit risks. If one or more of our significant customers were to become insolvent or were otherwise unable to pay us, our results of operations would be harmed.

Risk factors

Our failure to comply with environmental laws could adversely affect our business.

Our operations are regulated under a number of federal, state and municipal environmental and safety laws and regulations that govern, among other things, the discharge of hazardous and other materials into the air and water, as well as the handling, storage and disposal of such materials. While we believe that our operations substantially comply with applicable environmental laws, we may violate environmental laws and regulations in the future as a result of our failure to have necessary permits, human error, equipment failure or other causes. If we violate environmental laws, we may be held liable for damages and the costs of investigations and remedial actions and may be subject to fines and penalties, and revocation of permits necessary to conduct our business. Any permit revocations could require us to cease or limit production at one or more of our facilities, and harm our business, results of operations and financial condition. Even if we ultimately prevail, environmental lawsuits against us would be time consuming and costly to defend. Our failure to comply with applicable environmental laws and regulations could limit our ability to expand facilities or could require us to acquire costly equipment or to incur other significant expenses to comply with these laws and regulations. Over the years, environmental laws have become more stringent, imposing greater compliance costs and increasing risks and penalties associated with violations. We operate in environmentally sensitive locations and we are subject to potentially conflicting and changing regulatory agendas of political, business and environmental groups. Changes or restrictions on discharge limits, emissions levels, permitting requirements and material storage, handling or disposal might require a high level of unplanned capital investment, operating expenses or, depending on the severity of the impact of the foregoing factors, costly plant relocation. It is possible that environmental compliance costs and penalties from new or existing regulations may harm our business, results of operations and financial condition.

We are potentially liable for contamination at our current and former facilities as well as at sites where we have arranged for the disposal of hazardous wastes, if such sites become contaminated. These liabilities could include investigation and remediation activities. It is possible that remediation of these sites could adversely affect our business and operating results in the future.

Because we have significant foreign sales and intend to expand our global presence, we are subject to political, economic and other risks we do not face in the domestic market.

While approximately 3% and 7% of our net sales in fiscal 2002 and 2003, respectively, were attributed to OEM customers domiciled outside of the United States, 34% and 24%, respectively, related to products shipped outside of the United States, primarily to the foreign facilities of electronic manufacturing service providers, as directed by our OEM customers. We expect sales in, and product shipments to, non-U.S. markets to continue to represent a significant portion of our total sales in the future. In addition, we are exploring the feasibility of producing printed circuit boards in China. Our exposure to the business risks presented by foreign economies will increase to the extent we continue to expand our global operations. Global operations subject us to a number of risks, including:

➢	inflation or changes in political and economic conditions;

➢	logistical, communications and other operational difficulties in managing a global enterprise;

➢	potentially adverse tax consequences;

➢	restrictions on the transfer of funds into or out of a country;

➢	difficulty in attracting and training workers in foreign markets and problems caused by labor unrest;

➢	less protection of our proprietary processes and know-how;

➢	longer sales cycles;

➢	multiple, conflicting and changing governmental laws and regulations;

Risk factors

➢	protectionist and trade laws and business practices that favor local companies;

➢	price and currency exchange controls; and

➢	difficulties in collecting accounts receivable.

Additionally, fluctuations in the strength of the U.S. dollar may provide a price advantage to foreign competitors.

Acquisitions may be costly and difficult to integrate, may divert management resources and may dilute shareholder value.

As part of our business strategy, we may make acquisitions of, or investments in, companies, products or technologies that complement our current products, augment our market coverage, enhance our technical capabilities or production capacity or that may otherwise offer growth opportunities. In connection with any acquisitions or investments, we could:

➢	issue stock that would dilute our current shareholders’ percentage ownership;

➢	incur debt and assume liabilities that could impair our liquidity;

➢	incur amortization expenses related to intangible assets; or

➢	incur large and immediate write-offs that would reduce net income.

Future acquisitions also could pose numerous additional risks to our operations, including:

➢	problems integrating the purchased operations, technologies or products;

➢	unanticipated expenses and working capital requirements;

➢	achieving sufficient revenues to offset increased expenses associated with acquisitions;

➢	diversion of management’s attention from our core business and our expansion efforts;

➢	adverse effects on business relationships with our or the acquired company’s suppliers and customers;

➢	entering markets in which we have limited or no prior experience; and

➢	potential loss of key employees, particularly those of the acquired organization.

Any of these factors could prevent us from realizing anticipated benefits of a future acquisition or investment, including operational synergies, economies of scale and increased profit margins and revenue. Acquisitions of high-technology companies are inherently risky, and any future acquisition may not be successful. Failure to manage and successfully integrate acquisitions we make could harm our business and operating results in a material way. Even when an acquired company has already developed and marketed products, product enhancements may not be made in a timely fashion. In addition, unforeseen issues might arise with respect to such products after the acquisition.

RISKS RELATED TO OUR STOCK AND THIS OFFERING

Our stock price has fluctuated significantly, and we expect the trading price of our common stock to remain highly volatile.

The trading price of our common stock has fluctuated significantly and declined from an all-time high of $69.00 per share on September 25, 2000 to a fiscal 2003 low of $3.50 per share on March 26, 2003.

Risk factors

The market price of our common stock may decline as a result of a number of factors. Factors that could cause fluctuations in the market price of our common stock include:

➢	actual and anticipated variations in our operating results;

➢	general economic and market conditions, including changes in demand in the printed circuit board industry and the end markets which we serve;

➢	interest rates;

➢	geopolitical conditions throughout the world;

➢	perceptions of the strengths and weaknesses of the printed circuit board industry and the end markets which it serves;

➢	our ability to pay principal and interest on our debt when due;

➢	developments in our relationships with our lenders, customers, and/or suppliers;

➢	announcements of alliances, mergers or other relationships by or between our competitors and/or our suppliers and customers;

➢	announcements of plant closings, layoffs, restructurings or bankruptcies by our competitors; and

➢	developments related to regulations, including environmental and wastewater regulations.

We expect this volatility to continue in the future. In recent years, the stock market in general has experienced extreme price and volume fluctuations that have affected the printed circuit board industry and that may be unrelated to the operating performance of the companies within these industries. These broad market fluctuations may adversely affect the market price of our common stock and limit our ability to raise capital or finance transactions using equity instruments.

We have discretion as to the use of the proceeds from this offering and may not obtain a significant return on the use of these proceeds.

Our management has discretion as to how to spend the proceeds from this offering and may spend these proceeds in ways with which our shareholders may not agree. We will likely use the proceeds from this offering to purchase capital equipment and expand our production capacity, for working capital and for general corporate purposes. See “Use of proceeds.” Investment of the proceeds may not yield a favorable return.

Our shareholder rights plan and some provisions contained in our articles of incorporation and bylaws, as well as provisions of Oregon law, could inhibit a takeover attempt.

Some of the provisions of our articles of incorporation and bylaws, such as the authorization of blank check preferred stock, our shareholder rights plan and Oregon’s anti-takeover laws could delay or prevent a merger or acquisition between us and a third party, or make a merger or acquisition with us less desirable to a potential acquirer, even in circumstances in which our shareholders may consider the merger or acquisition favorable. Our shareholders rights plan was adopted to discourage a potential acquisition of us that our board of directors believes is undesirable to us and our shareholders. Any of these provisions that have the effect of delaying or deterring a merger or acquisition between us and a third party could limit the opportunity for our shareholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Risk factors

If the holder of our 6.5% Convertible Debenture converts the outstanding principal under the debenture, our existing shareholders’ interests will be diluted; subsequent sales of substantial amounts of our stock could cause the price to go down.

On May 30, 2002, we sold $25 million principal amount of a 6.5% Convertible Debenture due 2007 that is convertible into shares of our common stock at a price of $19.41 per share. In June 2002, we filed a registration statement with the Securities and Exchange Commission for the sale by the purchaser of the debenture of up to 1,287,996 of our common stock at any time following conversion. To the extent that the investor elects to convert the debenture, up to 1,287,996 additional shares of our common stock will be outstanding and the interests of our existing shareholders will be diluted. Any substantial sales of these additional shares by the investor could decrease the market price of our common stock. Substantial sales of our common stock may also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate, which could make it difficult for us to obtain financing when needed and adversely affect our ability to carry out our operating plans.

Use of proceeds

We estimate that the net proceeds to us from the sale of the 2,650,000 shares of common stock that we are offering will be approximately $62.0 million, at an assumed public offering price of $24.88 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. We will not receive any proceeds from the sale of shares of common stock by the selling shareholder.

We intend to use the net proceeds of this offering primarily to purchase capital equipment and expand production capacity at our Forest Grove and Wood Village facilities, and for working capital and other general corporate purposes. In addition, we are actively exploring opportunities to expand into Asia through investment, acquisition or joint venture and may use the net proceeds to facilitate such an expansion. We may also use some of the proceeds to acquire other companies, technologies or assets that complement our business, although we have no agreements or understandings relating to any of these transactions. Pending application of the net proceeds, we intend to invest the net proceeds of the offering in short-term, investment-grade, interest-bearing securities.

The amounts we actually spend on any particular use of proceeds may vary significantly depending on a number of factors, including future revenue growth, the cash we generate or use in our operations, the progress we make in our sales and marketing efforts, and our decision of whether and how to expand into Asia.

Price range of our common stock

Our common stock is traded on the Nasdaq National Market under the symbol “MERX.” The following table sets forth the high and low sale prices per share of our common stock as reported on the Nasdaq National Market for the periods indicated:

	High	Low

Fiscal year ended May 31, 2002
First Quarter	$26.90	$14.57
Second Quarter	26.40	10.60
Third Quarter	20.56	15.39
Fourth Quarter	20.19	14.90

Fiscal year ended May 31, 2003
First Quarter	$18.48	$5.60
Second Quarter	10.60	7.10
Third Quarter	12.28	4.80
Fourth Quarter	5.75	3.50

Fiscal year ended May 31, 2004
First Quarter	$12.48	$5.46
Second Quarter	21.35	12.01
Third Quarter (through January 12, 2004)	26.69	16.35

On January 12, 2004, the last reported sale price of our common stock on the Nasdaq National Market was $24.88 per share. As of November 29, 2003, there were approximately 113 holders of record of our common stock. This number excludes persons holding shares in street or nominee name.

Dividend policy

We currently intend to retain any earnings for use in our business and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. We have never declared or paid any cash dividends on our capital stock. In the future, the decision to pay any cash dividends will depend upon our results of operations, financial condition and capital expenditure plans, as well as such other factors as our board of directors, in its sole discretion, may consider relevant.

Capitalization

The following table sets forth:

➢	our actual capitalization as of November 29, 2003, and

➢	our adjusted capitalization to reflect the receipt of the net proceeds from the sale of the 2,650,000 shares of common stock that we are offering, assuming an estimated public offering price of $24.88 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

You should read this table in conjunction with the financial statements and related notes and other financial information included elsewhere in this prospectus.

	November 29, 2003
	Actual	As adjusted

	(unaudited, in thousands)
Cash and cash equivalents	$41,399	$103,355

Long-term debt	$25,000	$25,000
Shareholders’ equity:
Preferred stock, no par value: 10,000,000 shares authorized; none issued and outstanding, Actual and as adjusted	—	—
Common stock, no par value: 50,000,000 shares authorized; 14,995,575 shares issued and outstanding, actual; 50,000,000 shares authorized, 17,645,575 shares issued and outstanding, as adjusted	107,763	169,719
Unearned compensation	(138)	(138)
Retained deficit	(2,013)	(2,013)

Total shareholders’ equity	105,612	167,568

Total capitalization	$130,612	$192,568

This table excludes the following shares:

➢	3,226,664 shares of our common stock issuable upon exercise of options granted under our stock option plans and outstanding at November 29, 2003, with a weighted average exercise price of $12.91 per share;

➢	2,495,242 additional shares of our common stock available for future issuance under our stock option plans as of November 29, 2003;

➢	shares of our common stock issued under our 401(k) plan after November 29, 2003; and

➢	1,287,996 shares of our common stock reserved for issuance upon conversion of our 6.5% Convertible Debenture due May 30, 2007.

Selected financial data

The following selected financial data are qualified by reference to and should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” included elsewhere in or incorporated by reference into this prospectus and the financial statements and related notes thereto incorporated by reference into this prospectus. The statement of operations data for the five years ended May 31, 2003 and the balance sheet data at May 31, 2001, 2002 and 2003 are based on our audited financial statements. The statement of operations data for the three- and six-month periods ended November 29, 2003 and the balance sheet data at November 29, 2003 are derived from unaudited financial statements and include, in the opinion of management, all adjustments, including normal recurring adjustments, necessary to present fairly the financial information therein. The results for the three- and six-month periods ended November 29, 2003 are not necessarily indicative of the results that may be expected for the full year.

	Years ended May 31,					Three months ended		Six months ended
Statement of operations data	1999	2000	2001	2002	2003	Nov. 23, 2002	Nov. 29, 2003	Nov. 23, 2002	Nov. 29, 2003

						(unaudited)		(unaudited)
	(in thousands, except per share data)
Net sales	$113,982	$155,872	$183,900	$86,500	$94,573	$25,856	$37,003	$49,974	$67,731
Cost of sales	110,534	125,456	126,104	87,080	96,972	25,272	31,491	48,988	60,151

Gross profit (loss)	3,448	30,416	57,796	(580)	(2,399)	584	5,512	986	7,580

Operating expenses:
Engineering	4,100	4,488	5,360	5,665	6,152	1,611	1,475	3,197	2,782
Selling, general and administrative	9,045	11,184	13,371	11,180	11,297	3,007	3,018	6,034	5,680
Restructuring and related activities	21,750	—	—	—	2,052	—	—	—	—

Total operating expenses	34,895	15,672	18,731	16,845	19,501	4,618	4,493	9,231	8,462

Operating income (loss)	(31,447)	14,744	39,065	(17,425)	(21,900)	(4,034)	1,019	(8,245)	(882)
Interest income	912	922	4,460	2,015	1,081	235	103	695	218
Interest expense	(2,906)	(3,052)	(2,034)	(620)	(1,708)	(407)	(408)	(842)	(817)
Other income (expense), net	85	(386)	(102)	(686)	(971)	12	(7)	(512)	(59)

Income (loss) before taxes	(33,356)	12,228	41,389	(16,716)	(23,498)	(4,194)	707	(8,904)	(1,540)
Income tax (expense) benefit	12,675	(4,770)	(14,792)	7,136	(6,585)	2,075	—	3,959	—

Net income (loss)	$(20,681)	$7,458	$26,597	$(9,580)	$(30,083)	$(2,119)	$707	$(4,945)	$(1,540)

Net income (loss) per share:
Basic (1)	$(2.20)	$0.76	$1.96	$(0.68)	$(2.07)	$(0.15)	$0.05	$(0.34)	$(0.10)
Diluted (1)	$(2.20)	$0.72	$1.84	$(0.68)	$(2.07)	$(0.15)	$0.05	$(0.34)	$(0.10)
Shares used in per share calculations:
Basic (1)	9,404	9,861	13,540	14,081	14,519	14,481	14,866	14,456	14,783
Diluted (1)	9,404	10,367	14,479	14,081	14,519	14,481	15,596	14,456	14,783

Other Financial Data:

Depreciation and amortization expense	$8,081	$8,964	$9,460	$10,592	$10,679	$2,694	$2,458	$5,475	$4,899

(1)	Fiscal years 1999 and 2000 are adjusted for a three-for-two common stock split effected August 25, 2000.

	May 31,
Balance sheet data	2001	2002	2003	November 29, 2003

	(in thousands)			(unaudited, in thousands)
Cash and cash equivalents	$26,790	$42,636	$42,451	$41,399
Working capital	65,970	59,645	52,126	54,021
Total assets	175,687	161,202	141,560	150,201
Long-term debt, less current portion	16,000	16,000	25,000	25,000
Shareholders’ equity	134,194	132,799	104,442	105,612

Management’s discussion and analysis of financial condition and results of operations

You should read the following discussion and analysis in conjunction with “Selected financial data” included elsewhere in this prospectus and the financial statements and related notes incorporated by reference into this prospectus. The following discussion and analysis contains forward-looking statements that involve risks and uncertainties, such as our plans, objectives and intentions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of factors including, but not limited to, those discussed below, those set forth under “Risk factors,” and those included elsewhere in this prospectus.

OVERVIEW

We are a leading manufacturer of technologically advanced printed circuit boards for use in sophisticated electronic equipment. Our principal products are complex multi-layer printed circuit boards, which are the platforms used to interconnect microprocessors, integrated circuits and other components that are essential to the operation of electronic products and systems.

Throughout fiscal 2003 and the first six months of fiscal 2004, we executed strategies designed to position us for future growth. We continued to advance the technology of our printed circuit boards and enhance our quick-turn and premium services capabilities. We added a significant number of new customers and many new programs with existing customers. We broadened our international footprint with the establishment of a sales presence in Europe and China. During the recent sustained industry downturn, we focused on reducing our cost structure and improving productivity throughout our operations to be poised to take advantage of the next industry upturn. We expect to begin production in our Wood Village facility in early 2004 and to continue to invest in capital equipment at our Forest Grove and Wood Village facilities. We expect the first phase of our expansion to increase our production capacity by 50% by the end of calendar 2004 and to significantly enhance our quick-turn and premium services capabilities. Depending on market and other conditions, we anticipate work on the second and final phase of our expansion to commence in the second half of calendar 2004 and to be completed approximately 12 to 18 months thereafter. When fully implemented, we expect that our expansion will double our production capacity.

We have provided below a discussion of our financial results for the three and six months ended November 29, 2003 compared to the same fiscal periods in fiscal 2003 as a recent update concerning our financial condition and results of operations. You should read the comparison in conjunction with our year-to-year discussions in our Form 10-K for our fiscal year ended May 31, 2003.

Management’s discussion and analysis of financial condition and results of operations

RESULTS OF OPERATIONS

Results of operations information as a percentage of net sales are as follows for the periods indicated:

	Three months ended		Six months ended
	November 23, 2002	November 29, 2003	November 23, 2002	November 29, 2003

Net sales	100.0%	100.0%	100.0%	100.0%
Cost of sales	97.7	85.1	98.0	88.8

Gross profit	2.3	14.9	2.0	11.2

Operating expenses:
Engineering	6.2	4.0	6.4	4.1
Selling, general and administrative	11.7	8.1	12.1	8.4

Total operating expenses	17.9	12.1	18.5	12.5

Operating income (loss)	(15.6)	2.8	(16.5)	(1.3)
Interest and other expense, net	(0.6)	(0.9)	(1.3)	(1.0)

Income (loss) before taxes	(16.2)	1.9	(17.8)	(2.3)
Income tax benefit	8.0	—	7.9	—

Net income (loss)	(8.2)%	1.9%	(9.9)%	(2.3)%

Comparison of the second quarter and first six months of fiscal 2004 to the second quarter and first six months of fiscal 2003

Net sales

Our net sales were $37.0 million in the second quarter of fiscal 2004, an increase of 43% from net sales of $25.9 million in the second quarter of fiscal 2003. The increased net sales primarily resulted from an increase in unit shipments. Net sales in the first six months of fiscal 2004 were $67.7 million, an increase of 36% from net sales of $50.0 million in the first six months of fiscal 2003. This increase was primarily due to an increase in unit shipments, partially offset by a decrease in average pricing.

Unit shipments were 47% higher in the second quarter of fiscal 2004 compared to the same period in the prior year. Unit shipments were 55% higher in the first six months of fiscal 2004 compared to the first six months of fiscal 2003. The increase in volume was the result of increased end market demand as well as new program gains from existing customers and the addition of new customers. We anticipate that strong demand and sales will continue through our third fiscal quarter. We believe end market demand increased primarily due to the economic expansion of the markets we serve, particularly the communications market. We believe that we have been successful in increasing our customer base and obtaining new programs from existing customers due to the efforts of our sales force as well as our strategy of expanding our state-of-the-art manufacturing capabilities, including the enhancement of our quick-turn and premium services business. We have also increased unit shipments, partially as a result of the elimination of some of our competitors’ capacity due to permanent plant closures.

Average pricing in the second quarter of fiscal 2004 was slightly lower than average pricing in the second quarter of fiscal 2003. Average pricing for the first six months of fiscal 2004 was 13% less than the average pricing of the first six months of fiscal 2003. The decreases in average pricing were primarily a result of the competitive environment in our industry and a change in our product mix. However, we saw a strengthening of average pricing late in the second quarter of fiscal 2004 primarily as a result of increased demand for premium services as well as other product mix changes. Product mix changes affect average pricing as pricing on circuit boards varies significantly based on board complexity, materials

Management’s discussion and analysis of financial condition and results of operations used and assembly requirements. In general, average pricing is higher for boards that utilize high-speed laminate materials or thermal management solutions because these boards use higher cost materials. Sales of these higher priced boards as a percent of total sales declined in the second quarter of fiscal 2004 as compared to the same period in fiscal 2003 due to product mix changes resulting from shifts in customer demand.

Net sales of quick-turn and premium services (products that we sell at a premium over our standard base price as a result of rapid prototype and pre-production manufacturing or compressed lead-time volume orders) comprised 45% of net sales in the second quarter of fiscal 2004 compared to 25% in the second quarter of fiscal 2003. Quick-turn and premium services represented 39% of net sales for the first six months of fiscal 2004 compared to 27% in the first six months of fiscal 2003. Net sales of quick-turn and premium services in the second quarter of fiscal 2004 included higher levels of both prototype and compressed lead-time volume orders, while net sales of quick-turn and premium services in the second quarter of fiscal 2003 consisted principally of prototype and pre-production orders. The increase in compressed lead-time volume orders is primarily the result of higher customer demand combined with longer standard lead-times. The level of prototype orders increased significantly compared to the prior year quarter due to our focus on growing this business. Although we expect quick-turn and premium services sales to continue to increase in dollar terms, the percentage of our net sales from these services will fluctuate from quarter to quarter based on various levels of standard lead time volume orders, which we also expect to increase with the expansion of our Wood Village facility.

Sales attributed to our five largest OEM customers comprised 67% and 59% of our net sales in the second quarters of fiscal 2004 and 2003, respectively, and 68% and 60% of our net sales in the first six months of fiscal 2004 and 2003, respectively. Two OEM customers accounted for more than 10% of our net sales in the second quarter of 2004 and one OEM customer accounted for more than 10% of our net sales in the second quarter of fiscal 2003. Two OEM customers accounted for more than 10% of our net sales in the first half of 2004 and one OEM customer accounted for more than 10% of our net sales in the first half of fiscal 2003. We expect to continue to depend upon a small number of customers for a significant portion of our net sales for the foreseeable future.

Sales attributed to our OEM customers include sales made through the OEM’s electronic manufacturing service providers. We expect sales to OEMs through their electronic manufacturing service providers to continue to represent a significant portion of our net sales. Approximately 68% and 62% of our net sales were made to our OEM customers’ electronic manufacturing service providers in the second quarters of fiscal 2004 and 2003, respectively, and 72% and 63% of our net sales in the first six months of fiscal 2004 and 2003, respectively. Most of our shipments to electronic manufacturing service providers are directed by OEMs who negotiate product pricing and volumes directly with us. On a period to period basis, shipments to electronic manufacturing service providers will vary depending on sales mix and customer mix. In addition, we are on the approved vendor list of several electronic manufacturing service providers and continue to be awarded incremental discretionary orders directly from them.

The following table shows, for the periods indicated, the percentage of our net sales to the principal end markets we serve ($ in thousands):

	Three months ended				Six months ended
	November 23, 2002		November 29, 2003		November 23, 2002		November 29, 2003

Communications	73%	$18,886	82%	$30,240	74%	$37,050	80%	$54,151
High-end Computing	14%	3,736	9%	3,317	14%	7,087	10%	6,532
Test and Measurement	8%	1,957	5%	1,928	8%	4,005	6%	3,877
Other	5%	1,277	4%	1,518	4%	1,832	4%	3,171

Total	100%	$25,856	100%	$37,003	100%	$49,974	100%	$67,731

Management’s discussion and analysis of financial condition and results of operations

The increase in net sales in the communications end market is due largely to a recent strengthening of that industry, which we believe has grown faster than the other end markets we serve. Communications is our primary focus and we continue to add new customers in this end market.

Our 90-day backlog was approximately $19.5 million at the end of the second quarter of fiscal 2004 and $11.9 million at the end of fiscal 2003. A substantial portion of our backlog is normally scheduled for delivery within 60 days.

Gross margin

Gross margin as a percentage of net sales was 14.9% and 2.3% in the second quarter of fiscal 2004 and fiscal 2003, respectively. Gross margin as a percentage of net sales was 11.2% and 2.0% in the first six months of fiscal 2004 and fiscal 2003, respectively. The increases in gross margin were primarily due to an increase in manufacturing capacity utilization, a lower cost structure, increased productivity and a higher margin sales mix. Manufacturing capacity utilization improved due to increased demand, which enhances gross margin because fixed costs are spread over a higher number of units produced, decreasing the cost per unit. The lower cost structure primarily resulted from restructuring and related activities undertaken in fiscal 2003, reductions in supplier pricing for materials and other cost reduction actions. Restructuring and related activities, which were primarily completed in the third quarter of fiscal 2003, generated cost savings compared to the prior year quarter. A shift to a higher margin sales mix is the result of changes in customer demand. The increase in gross margin was partially offset by the decrease in average pricing and start-up costs associated with the Wood Village facility.

Engineering

Engineering expenses were $1.5 million, or 4% of net sales, in the second quarter of fiscal 2004 compared to $1.6 million, or 6% of net sales, in the second quarter of fiscal 2003. Engineering expenses were $2.8 million, or 4% of net sales, in the first six months of fiscal 2004 compared to $3.2 million, or 6% of net sales, in the first six months of fiscal 2003. The decrease in engineering expenses in fiscal 2004 primarily resulted from a decrease in average headcount from the prior year due to attrition and the restructuring in fiscal 2003.

Selling, general and administrative

Selling, general and administrative expenses were $3.0 million, or 8% of net sales, and $3.0 million, or 12% of net sales, in the second quarters of fiscal 2004 and fiscal 2003, respectively. Selling, general and administrative expenses were $5.7 million, or 8% of net sales, and $6.0 million, or 12% of net sales, in the first six months of fiscal 2004 and fiscal 2003, respectively. The decrease in selling, general and administrative expense for the six month period primarily resulted from decreased labor expenses due to attrition and the restructuring in fiscal 2003, somewhat offset by an increase in incentive compensation expense.

Interest and other income (expense), net

Interest and other income (expense), net was a net expense of $312 thousand in the second quarter of fiscal 2004 and $160 thousand in the second quarter of fiscal 2003. Interest and other income (expense), net was a net expense of $658 thousand in the first six months of fiscal 2004 and $659 thousand in the first six months of fiscal 2003. Interest income decreased in fiscal 2004 due to reduced interest yields on lower levels of cash and cash equivalents and short-term investments. Decreases in interest income were offset by a reduction in other expenses.

Income taxes

Our effective income tax rate was zero for the three and six month periods ended November 29, 2003 due to adjustments to a valuation allowance against deferred tax assets that we established as a result of

Management’s discussion and analysis of financial condition and results of operations an accumulation of net operating losses. If we are profitable for fiscal year 2004, we expect to continue to reduce our gross deferred tax asset and reverse the corresponding valuation allowance, which will result in minimal or no income tax expense for the year. If we are not profitable in the remainder of fiscal 2004, we expect that any income tax benefit would be offset by a corresponding increase in the valuation allowance.

The internal revenue code limits the amount of otherwise taxable income that may be offset by net operating loss carryforward if certain changes in stock ownership occur, including certain changes in ownership of stock by passive institutional investors. If those changes in ownership of our stock have occurred or occur in the future, we may be limited in the amount of net operating loss carryforwards that we can use in any given year, including fiscal 2004, to reduce our income subject to tax.

LIQUIDITY AND CAPITAL RESOURCES

At November 29, 2003, we had $41.4 million in cash and cash equivalents. Cash used in operating activities for the first six months of fiscal 2004 was $476 thousand and was the result of a net loss of $1.5 million, adjusted for depreciation and amortization, and a net increase in working capital of $4.7 million, excluding cash and cash equivalents and short-term investments. The increase in working capital, excluding cash and investments, is primarily the result of an increase in accounts receivable and inventory, partially offset by an increase in accounts payable and accrued compensation.

Cash used in investing activities in the first six months of fiscal 2004 was $2.5 million, primarily for capital expenditures for manufacturing equipment and the early buy-out of equipment under an operating lease, offset by the maturity of investments. In connection with our exercise of the buy-out option under our operating lease, we paid the lessor $1.5 million in the second quarter of fiscal 2004, releasing us from further obligation under this lease.

We estimate that phase one of our capacity expansion, including the start-up of Wood Village, will require approximately $19.0 million in additional capital expenditures, which will be made over the next six quarters. As of November 29, 2003, we had firm capital commitments of approximately $6.2 million relating to the purchase of manufacturing equipment, including equipment for our Wood Village facility.

Cash provided by financing activities in the first six months of fiscal 2004 was $1.9 million representing proceeds from the exercise of stock options.

We lease our 90,000 square foot Wood Village manufacturing facility under an operating lease. Monthly lease payments escalate at specific points over the minimum ten-year term of the lease. Outstanding minimum lease payments at the end of the second quarter of fiscal 2004 total $4.4 million. Payments on the initial term of the lease extend through July 2011 and we have the option to extend the term of the lease for three consecutive periods of five years each.

We believe that our existing capital resources and expected cash generated from operations will be sufficient to meet our working capital and capital expenditure requirements through at least the next twelve months.

Business

GENERAL

We are a leading manufacturer of technologically advanced printed circuit boards for use in sophisticated electronic equipment. Our principal products are complex multi-layer printed circuit boards, which are the platforms used to interconnect microprocessors, integrated circuits and other components that are essential to the operation of electronic products and systems. We provide our products to OEMs, and their electronic manufacturing service providers, that use them primarily in high-end commercial equipment in the communications, computing and test and measurement markets. Our markets are generally characterized by rapid technological change, high levels of complexity and short product life-cycles as new and technologically superior electronic equipment is continually being developed. We believe we are well positioned to serve our expanding customer base in these markets as a result of our technology leadership, quick-turn and premium services capabilities and expansion of our state-of-the-art production capacity.

INDUSTRY OVERVIEW

Printed circuit boards consist of patterns of electrical circuitry etched from copper that have been laminated on a board of insulating material. A finished multi-layer printed circuit board consists of a number of layers of circuitry laminated together using intense heat and pressure under vacuum. The electrical circuitry connects components, such as microprocessors, that are essential to the operation of electronic products and systems.

Printed circuit boards are used in virtually all electronic equipment from consumer products, such as personal computers, cellular telephones and televisions, to high-end commercial electronic equipment, such as data communication routers and switches, computer workstations and network servers. Printed circuit boards used in consumer electronic products typically employ lower layer counts and lower performance materials and require less manufacturing capability than printed circuit boards used in high-end commercial equipment. High-end commercial equipment manufacturers require more complex multi-layer printed circuit boards, often constructed with advanced materials. Manufacturing printed circuit boards for these high-end products requires substantial investment in advanced production facilities and process technology as well as engineering and manufacturing expertise.

Henderson Ventures, an independent market research firm, estimated that the global market for printed circuit boards was $31 billion in 2002, while North American printed circuit board manufacturers produced approximately $5.3 billion of that amount. Henderson estimated that in 2002 there were nine North American-based rigid printed circuit board manufacturers that had annual revenues in excess of $80 million, and over 400 manufacturers with annual revenues of less than $50 million. The printed circuit board market contracted significantly from 2000 to 2003 as a result of weak industry conditions. In addition, the printed circuit board industry experienced consolidation during this period. The printed circuit board industry remains highly fragmented, and we expect further industry consolidation.

We see several significant trends within the printed circuit board manufacturing industry, including:

➢

Reduction in North American manufacturing capacity for printed circuit boards.    As a result of the slowdown in the electronics industry that began in late 2000 and continued at least through mid-2003, many printed circuit board manufacturing facilities were closed in North America. We estimate that approximately $3 billion of annual printed circuit board manufacturing capacity in North America

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was shut down between 2000 and 2003. Closures of North American printed circuit board manufacturing facilities in 2003 included Toppan’s facility located in San Diego, California, the Bureau of Engraving’s facility located in Minneapolis, Minnesota and Flextronics’ Multek facilities located in Irvine, California and Roseville, Minnesota. The closures over the past three years have significantly reduced manufacturing capacity for complex multi-layer printed circuit boards, which we believe creates an opportunity for increased market share and pricing improvement as demand for such printed circuit boards increases.

➢	Increasing complexity of electronic equipment. OEMs are continually designing more complex and high performance electronic equipment, which requires sophisticated printed circuit boards that accommodate higher speeds and frequencies and increased component densities and operating temperatures. The increasing complexity of electronic equipment continues to drive technological advancements in printed circuit boards and requires manufacturers of these printed circuit boards to continually invest in technology and advanced manufacturing processes.

➢	Increased customer demand for quick-turn production and integrated solutions. OEMs are increasingly looking to high-end printed circuit board manufacturers that can offer engineering support in the design phase, quick turn-around of prototypes and manufacturing scalability throughout the product life-cycle. Many OEMs, looking to increase the efficiency of their electronic supply chains, are also working with a smaller number of technically qualified suppliers that have sophisticated manufacturing expertise and are able to offer a broad range of printed circuit board products and services. Additionally, rapid advances in technology have significantly shortened product life-cycles and placed increased pressure on OEMs to develop new products in shorter periods of time. In response to these pressures, OEMs have increased their demand for engineering support in the design phase of their products and quick-turn production of small unit volumes of printed circuit boards in the prototype development stage.

➢	Expanding markets. The global demand for wireless communication products and the expansion of data networking infrastructure, including those supporting products such as voice-over IP and network security, are increasingly driving the demand for more complex multi-layer printed circuit boards. After two-and-a-half years of market contraction, we have, since the middle of calendar 2003, begun to see increased demand from many of our customers. According to Henderson Ventures, the overall global communications equipment market is projected to experience high single digit growth in 2004, rising to low double digit growth in 2005, while the U.S. communications equipment market is projected to experience low single digit growth in 2004, rising to mid- to high single digit growth in 2005.

➢	Increased Asian production of printed circuit boards. Asian manufacturers of printed circuit boards have increased their production and market share of less sophisticated, lower layer count printed circuit boards used in high-volume consumer electronics applications, such as personal computers and cell phones, as well as in high-volume automotive applications. Asian manufacturers to date have not produced printed circuit boards in significant quantities that require complex technologies, advanced manufacturing processes, quick turn-around times or high-mix production. We believe that the technological expertise and process know-how to manufacture complex multi-layered printed circuit boards and the resource commitments to maintain state-of-the-art capabilities have so far effectively served as barriers to entry into the high-end segments of the printed circuit board industry. However, we believe that, over time, OEMs and electronic manufacturing service providers will increase their production of high-end commercial electronic equipment in Asia to meet growing Asian demand for those products. In addition, we believe that electronic manufacturing service providers will increase high-end commercial electronic equipment assembly and manufacturing in Asia to capitalize on low cost Asian labor.

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OUR ADVANTAGE

While many of our competitors were consolidating and closing their manufacturing facilities during the recent economic downturn, we successfully expanded our customer base, including the addition of leading global OEMs such as Ericsson, Fujitsu Siemens Computers and Nokia. We gained these customers, and believe that we are well positioned to serve our expanding customer base, as a result of our technology leadership, quick-turn and premium services capabilities and the expansion of our state-of-the-art production capacity.

Technology leadership.    We believe we are a leader in the manufacture of advanced printed circuit boards for use in sophisticated electronic equipment. We have manufactured commercial volumes of sophisticated printed circuit boards of up to 40 layers. Our average layer count, which is a widely used indication of manufacturing sophistication, has increased from 9.1 in fiscal 1999 to 15.0 in the first six months of fiscal 2004. In the first six months of fiscal 2004, 51% of our net sales consisted of printed circuit boards having at least 20 layers. Additionally, many of our printed circuit boards employ advanced high performance materials that offer electrical, thermal and long-term reliability advantages over conventional materials, such as high temperature composite materials for use primarily in wireless infrastructure applications. We have significant expertise in developing advanced manufacturing techniques for processing these materials. We estimate that 19% of our net sales in the first six months of fiscal 2004 related to printed circuit boards that our customers used in products utilizing RF/Microwave technology.

Quick-turn and premium services.    We can rapidly custom manufacture printed circuit boards allowing our customers to quickly develop and market sophisticated electronic products. We can manufacture prototypes in three to ten days as well as pre-production quantities of printed circuit boards in ten to twenty days. This type of rapid production is known as “quick-turn.” We also offer compressed lead-time volume orders to our customers, which we refer to as “premium services.” We receive a premium over a standard base price for quick-turn and premium services. We have enhanced our quick-turn and premium services capabilities over the past two years in response to our customers’ needs for advanced, rapid manufacturing by:

➢	upgrading our computer aided design and manufacturing systems, which has more than doubled our front-end engineering capabilities;

➢	investing in modern, highly efficient equipment which provides more rapid turn-around times for our customers; and

➢	expanding in a manner which allows us to efficiently transition our quick-turn products, generally produced in limited quantities, to larger scale commercial volume production in one facility.

In the quarter ended November 29, 2003, 45% of our revenue was derived from quick-turn and premium services. We believe our ability to rapidly execute and deliver high-quality products and efficiently transition those products to commercial production allows us to develop stronger customer relationships and expand our customer base.

State-of-the-art production capacity expansion.    We are significantly enhancing our high-end manufacturing capacity by expanding our Forest Grove and Wood Village facilities. In response to customer needs, we accelerated phase one of our expansion plans and expect to begin production at our state-of-the-art Wood Village facility in early calendar 2004. We expect the first phase of this expansion to increase our production capacity by 50% by the end of calendar 2004 and to significantly enhance our quick-turn and premium services capabilities. Depending on market and other conditions, we anticipate

Business

work on the second and final phase of our expansion to commence in the second half of calendar 2004 and to be completed approximately 12 to 18 months thereafter. When fully implemented, we expect that our expansion will double our production capacity.

OUR STRATEGY

Our objective is to extend our leadership position as a manufacturer of technologically advanced printed circuit boards for leading OEMs and their electronic manufacturing service providers in high growth segments of the electronics industry. To achieve our objective, we intend to pursue the following strategies:

➢	Expand on our advantages. We intend to expand on the advantages we have established by:

➢	continuing to focus on producing next generation printed circuit boards that incorporate advanced technologies and high performance materials that require significant materials engineering expertise;

➢	continuing to increase our quick-turn and premium services business; and

➢	completing our North American expansion to double our production capacity.

➢	Focus on our customers and their satisfaction. We are committed to understanding our customers’ needs and exceeding their expectations. We intend to continue to:

➢	expand our blue chip customer base, which we believe will be facilitated by our capacity expansion;

➢	enhance our reputation as a leader in customer service and quality; and

➢	offer our customers a combination of services and products that reduce the time-to-market and time-to-volume for their products.

➢	Expand our worldwide presence. We intend to continue to expand our presence in Europe and China, where we have recently established a direct sales force. We believe that, over time, OEMs and electronic manufacturing service providers will increase their production of high-end commercial electronic equipment in Asia, particularly in China. To meet the anticipated demand for complex multi-layered printed circuit boards that will be required to go into those high-end products as well as to capitalize on the region’s large, low-cost labor pool, we are actively exploring opportunities to expand our manufacturing capabilities into China.

➢	Pursue strategic acquisitions and alliances. We intend to pursue strategic acquisitions and alliances with companies that:

➢	have products or technologies that complement our current products;

➢	expand our global footprint; or

➢	enhance our technical capabilities or production capacity.

Business

CUSTOMERS AND MARKETS

Our customers include leading OEMs in the electronics industry. Our top 25 customers in the first six months of fiscal 2004 included:

Communications		High-end Computing	Test and Measurement and Other

Ciena	Lucent Technologies	Fujitsu Siemens Computers	Agilent Technologies
Cisco Systems	Motorola	Intel	Credence
CNT	Nokia	Silicon Graphics	LTX
Ericsson	Nortel Networks	StorageTek	Teradyne
Juniper Networks	Sonus Networks	Sun Microsystems	Vicor

Our five largest OEM customers for the first six months of fiscal 2004, in alphabetical order, were Cisco Systems, Juniper Networks, Motorola, Nokia and Sun Microystems, which comprised 68% of net sales. Our five largest OEM customers, which vary from year to year, comprised 64%, 65% and 60% of our net sales during fiscal 2001, 2002 and 2003, respectively. In fiscal 2002 and 2003, Cisco Systems and Motorola each accounted for more than 10% of our net sales. Cisco Systems, Motorola and Teradyne each accounted for more than 10% of our net sales in fiscal 2001. While approximately 11% of our net sales in the first six months of fiscal 2004 were attributed to OEM customers domiciled outside the United States, 28% related to products shipped outside of the United States, primarily to electronic manufacturing service providers, as directed by our OEM customers.

Sales attributed to OEMs include sales made through their electronic manufacturing service providers. Approximately 53%, 51% and 61% of our net sales were through electronic manufacturing service providers in fiscal 2001, 2002 and 2003, respectively. Although our contractual relationship is with the electronic manufacturing service provider, most of our shipments to electronic manufacturing service providers are directed by OEMs who negotiate product pricing and volumes directly with us. We are increasingly seeing this type of outsourcing by many of our OEM customers. The top electronic manufacturing service providers to which we shipped our product in the first six months of fiscal 2004 were Benchmark Electronics, Celestica, Flextronics, Jabil Circuit, Plexus, Sanmina-SCI and Solectron. In addition, we are on the approved vendor list of several electronic manufacturing service providers and continue to be awarded incremental discretionary orders directly from certain electronic manufacturing service providers. Because of this, Plexus was one of our top 15 end customers in the first six months of fiscal 2004. We expect these discretionary orders to increase in the future as we intend to strengthen our direct relationships with these electronic manufacturing service providers.

The following table shows, for the periods indicated, the percentage of our net sales to the principal end markets we serve in the electronics industry:

				Six months ended
	Years ended May 31,			November 23, 2002	November 29, 2003
	2001	2002	2003

Communications	60%	76%	76%	74%	80%
High-end Computing	19%	12%	13%	14%	10%
Test and Measurement	19%	10%	7%	8%	6%
Other	2%	2%	4%	4%	4%

Total	100%	100%	100%	100%	100%

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Sales in the communications end market represented a larger percentage of sales in fiscal 2002 and 2003 compared to fiscal 2001, reflecting an increase in the number of our communications customers. We have identified the communications end market as a primary area for growth and we continue to add new customers in this end market. Our sales in the test and measurement end market are primarily to semiconductor test equipment customers, which experienced a more significant downturn than other sectors within the test and measurement market. We anticipate that sales to test and measurement customers will increase as demand for semiconductor test equipment improves.

MANUFACTURING

Our printed circuit boards typically employ various combinations of high layer counts, advanced materials, precision cavities, embedded passives, narrow circuit widths and separations of copper traces, and small diameter holes, called “vias” and “microvias,” which connect internal circuitry. Our average layer count, which is a widely used indication of manufacturing sophistication, has increased from 9.1 in fiscal 1999 to 15.0 in the first six months of fiscal 2004. Additionally, many of our printed circuit boards employ advanced high performance materials that offer electrical, thermal and long-term reliability advantages over conventional materials, such as high temperature composite materials for use primarily in wireless infrastructure applications, and we have significant expertise in developing advanced manufacturing techniques for processing these materials.

The increasing complexity of electronic products has driven technological advancements in printed circuit boards and has placed increasingly difficult demands on the manufacturing process. We have invested in production technology to manufacture dense multi-layer printed circuit boards utilizing advanced fabrication processes and high performance materials in volume production, with a high level of reliability. We employ numerous advanced manufacturing techniques and systems, including automated imaging systems, automated optical inspection, computer controlled hot oil vacuum lamination, high-speed computer controlled drilling and routing, automated registration optimizers, periodic reverse pulse copper plating, photoimageable solder mask processing, dual-sided access electrical testing and automated surface coating. Our execution of these techniques enables us to timely manufacture complex printed circuit boards of consistent quality in high-volume.

We generally receive circuit designs directly from our customers in the form of electronic data files, which we review using our recently enhanced front-end engineering capabilities to ensure data accuracy and product manufacturability. Using these electronic files, we generate images of the circuit patterns that we develop on individual circuit board layers using advanced photographic processes. Through a variety of plating and etching processes, we selectively add and remove conductive materials forming horizontal layers of thin traces or circuits, which are separated by insulating material. A finished multi-layer printed circuit board consists of a number of layers of circuitry laminated together using intense heat and pressure under vacuum. Vertical connections between layers are achieved by plating vias, which are made by highly specialized drilling equipment capable of achieving extremely fine tolerances with high accuracy. We specialize in high layer printed circuit boards with extremely fine geometries and tolerances. Because of the tolerances involved, we use clean rooms for certain manufacturing processes, in which tiny particles might otherwise create defects on the circuit patterns, and use automated optical inspection systems to ensure consistent quality.

To organize and track our orders, materials and processes, we have developed a proprietary integrated manufacturing support system called the Computer On-Line Loading and Tracking system, or “COLT.” This system tracks all phases and aspects of shop-floor production in real time to deliver crucial information to every decision point. Our lab analysis system, which integrates with COLT, helps us analyze and continually improve our products and processes using online statistical process control tools.

Business

PRODUCTS AND SERVICES

Our principal products are complex multi-layer printed circuit boards, which are the platforms used to interconnect microprocessors, integrated circuits and other components that are essential to the operation of electronic products and systems. We help our customers throughout the life-cycle of their products, from product conception through volume production. The products and services we provide include:

➢	Design assistance and engineering services. We provide design assistance and engineering services in the early stages of product development to ensure that mechanical and electrical elements are integrated to achieve a high quality and cost-effective product for our customers. We also evaluate customer designs for manufacturability and recommend design changes. We believe this service helps our customers improve the system they are designing, reduce manufacturing costs and increase manufacturing yields and the quality of finished printed circuit boards. We also believe this collaborative process speeds the transition from development of the prototype design to volume manufacturing and facilitates the timely delivery of high quality products. In addition, by working closely with our customers throughout the design and manufacturing process, we gain insight into their future product requirements.

➢	Quick-turn and premium services. We can rapidly custom manufacture printed circuit boards allowing our customers to quickly develop and market sophisticated electronic products. We manufacture, or “quick-turn,” prototypes with lead times of three to ten days and pre-production quantities with lead times of ten to twenty days. We also offer compressed-lead time volume orders. We receive a premium over our standard base price for each of these services. Because we typically use the same processing lines for prototype, pre-production and volume production, we believe that we can efficiently speed the transition from prototype design to volume manufacturing of high-quality complex printed circuit boards.

➢	Volume production. Volume production of printed circuit boards is generally characterized by standard lead times of six to eight weeks, as printed circuit boards move to full-scale commercial production. At this stage of production, quality, on-time delivery, process capability and price are the factors most important to our customers. Our engineering capability has enabled us to produce commercial volumes of technologically sophisticated printed circuit boards of up to 40 layers, utilizing high performance materials and leading edge fabrication techniques. In addition, our manufacturing process controls enable us to meet accelerated time-to-market and time-to-volume requirements of our customers.

We also have expertise in advanced manufacturing techniques for products utilizing high performance materials and offer specialty products, including:

➢	RF/Microwave application products. We manufacture printed circuit boards using a variety of advanced insulating materials, primarily for RF/Microwave applications in the wireless infrastructure market. Although typically included in printed circuit boards with lower layer counts, these advanced materials offer electrical, thermal and long-term reliability advantages over conventional materials but are more difficult to process through manufacturing. Our significant expertise in processing these materials allows us to manufacture advanced printed circuit boards for use in sophisticated RF/Microwave applications. We estimate that 19% of our net sales in the first six months of fiscal 2004 related to printed circuit boards that our customers used in products utilizing RF/Microwave technology.

➢	Thermal management solutions. We offer solutions to help our customers manage heat in high performance applications, such as RF/Microwave, and address thermal and signal integrity

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requirements in high power wireless products. Our manufacturing facilities support the integration of metal heat sinks with printed circuit boards, as well as other processes for managing thermal issues.

➢	Backplanes. Backplanes are generally larger and thicker printed circuit boards on which connectors are mounted to interconnect printed circuit boards, integrated circuits and other electronic components. In addition to providing backplane fabrication services for our customers, we also perform radio frequency testing services to evaluate the performance of backplane circuits across a spectrum of frequencies.

SALES AND MARKETING

We market our products and services through a field-based direct sales force, field application engineers, manufacturers’ representative firms and customer service personnel. We employ field application engineers in regions across North America, who serve as the technical interface between us and customers’ design engineering teams. Our field application engineers are frequently integrated into a customer’s design teams as technical experts, providing information and modeling data to help assure that the customer’s final printed circuit board design meets the customer’s electrical performance requirements and cost goals and design guidelines for manufacturability. We believe this collaboration of our engineers with our customers’ designers provides us with a significant competitive advantage.

We have expanded our direct sales force and have a presence in North America, Europe and China. We recently hired a business manager in the Netherlands, a sales manager in Sweden and a customer service manager in Shuzhou, China. Our efforts to increase our global presence have already provided us with new customers, such as Ericsson, Fujitsu Siemens Computers and Nokia. We have also expanded the number of our independent manufacturers’ representatives to provide stronger market penetration in portions of the United States and Europe.

Due to the high technology level of the printed circuit boards we produce, our sales force along with our field application engineers frequently develop close relationships with our OEM customers to assist in the earliest development and design phases. This close relationship continues throughout all stages of production. We also target our sales efforts towards electronic manufacturing service providers and leverage our relationships with OEMs to access new business with electronic manufacturing service providers.

BACKLOG

Our 90-day backlog was approximately $19.5 million at November 29, 2003 and $11.9 million at the end of fiscal 2003. A substantial portion of our backlog is typically scheduled for delivery within 60 days.

SUPPLIER RELATIONSHIPS

We have strong relationships with certain suppliers of materials and services to reduce the lead times associated with our acquisition of these materials and services and to reduce inventory carrying costs, enhance the quality and reliability of the supply of materials and reduce our transportation and other logistics costs. For example, Matsushita Electronics Materials, a key laminate supplier, operates a factory producing standard and high performance laminates adjacent to our facility, although not all of our

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suppliers have similar geographic proximity to us. Isola Laminate Systems Corp., another laminate supplier, offers just-in-time delivery of high-performance materials utilizing a distribution warehouse on our Forest Grove campus. In addition, Mania Technologie, Inc. USA provides on-site electrical test services and Micron Laser Technology, Inc. provides on-site laser drilling services at our facility.

COMPETITION

We believe our major competitors are U.S. and international independent producers that manufacture multi-layer printed circuit boards, provide backplane and other electronic assemblies and offer quick-turn services, such as Dynamic Details Inc., Multek (a division of Flextronics International Ltd.), Sanmina-SCI, TTM Technologies, Inc., Tyco International Ltd. and ViaSystems, Inc.

We believe that our ability to compete successfully depends upon a number of factors, including:

➢	our technological capability;

➢	our product quality;

➢	our responsiveness to customers in delivery and service;

➢	our manufacturing capabilities and capacity; and

➢	our pricing.

PATENTS AND OTHER INTELLECTUAL PROPERTY

Although we seek to protect certain proprietary technology and other intangible assets through patents, we have relatively few patents and do not currently rely on those patents to protect our core intellectual property. We believe our business depends instead on our effective execution of fabrication techniques and our ability to improve our manufacturing processes to meet evolving industry standards. We generally enter into confidentiality and non-disclosure agreements with our employees, consultants and customers, as needed, and generally limit access to and distribution of our proprietary information and processes. Nevertheless, we cannot be sure that the steps taken by us will prevent the misappropriation of our technology and processes. Furthermore, effective proprietary process protection may not be available or may be limited in China or other foreign countries.

ENVIRONMENTAL MATTERS

We are required to comply with federal, state, county and municipal regulations regarding protection of the environment. Printed circuit board manufacturing requires the use of a variety of materials, including metals and chemicals. As a result, we are subject to environmental laws relating to the storage, use and disposal of chemicals, solid waste and other hazardous materials, as well as air quality regulations. Water used in our manufacturing process must be treated to remove heavy metals and neutralized before it can be discharged into the municipal sanitary sewer system. We operate and maintain effluent water treatment systems under effluent discharge permits issued by authorized governmental agencies. These permits must be renewed periodically and are subject to revocation in the event of violations of environmental laws. Certain waste materials and byproducts generated by our manufacturing processes are either processed by us or sent to third parties for recycling, reclamation, treatment or disposal. We believe our environmental management complies with environmental requirements in all material respects.

Business

FACILITIES

We manufacture our products on our 73-acre Forest Grove, Oregon campus, which includes approximately 248,000 square feet of manufacturing and warehouse facilities and approximately 62,500 square foot training and administration facility, and on our Wood Village, Oregon campus, which includes approximately 90,000 square feet of manufacturing space. We own the Forest Grove facility and lease the Wood Village facility under an operating lease. Our Forest Grove facility is certified under the ISO 9002 quality assurance model. This certification requires that we meet standards related to management, production and quality control, among others. We intend to operate our Wood Village facility in compliance with ISO 9002 certification standards and expect to undergo ISO 9002 certification review for that facility in September 2004. We use total quality management systems to meet the highest industry standards for product quality.

EMPLOYEES

As of November 29, 2003 we had a total of 1,210 workers, of which 944 were regular employees and 266 were temporary workers. Over the next several quarters, completion of the first phase of our Wood Village facility will require us to hire approximately 190 more manufacturing and engineering personnel. None of our employees is represented by a labor union. We have never experienced an employee-related work stoppage and we believe our relationship with our employees is good, although like most manufacturing companies, we have from time to time experienced employment related claims.

LEGAL PROCEEDINGS

We are not currently involved in any material litigation. From time to time we may be involved in litigation arising in the normal course of our business.

Management

The following table sets forth certain information with respect to our executive officer, directors and certain key personnel:

Name	Age	Position

Executive Officers and Directors
Mark R. Hollinger	46	Chairman, Chief Executive Officer and President
Janie S. Brown	59	Senior Vice President, Chief Financial Officer, Treasurer and Secretary
Anaya K. Vardya	41	Senior Vice President, Operations
Daniel T. Olson	49	Senior Vice President, Sales and Marketing
Kirby A. Dyess	57	Director
Carlene M. Ellis	56	Director
Donald D. Jobe	60	Director
George H. Kerckhove	66	Director
Dr. William W. Lattin	63	Director
William C. McCormick	70	Director
Robert C. Strandberg	46	Director

Certain Key Personnel
Donald E. Barckley	49	Director of Information Technology
Deborah E. Burke	49	Director of Human Resources
John R. Johnston	53	Director of Materials
Kevin P. McClelland	45	Director of Quick-Turn Operations

EXECUTIVE OFFICERS AND DIRECTORS

Mark R. Hollinger was elected to our Board of Directors in May 1999 and has been the Chairman since September 2001. Mr. Hollinger has served as Chief Executive Officer of Merix since September 1999 and as President since May 1999. He joined Merix in September 1997 as Senior Vice President, Operations and served as Chief Operating Officer from August 1998 to September 1999. Prior to joining Merix, he spent three years as Vice President of Operations at Continental Circuits Corporation. His experience also includes more than a decade at IBM where he served in a variety of manufacturing positions. Mr. Hollinger also serves on the Board of Directors of SimpleTech, Inc.

Janie S. Brown has served as Senior Vice President since January 2001, Secretary since September 1999, Chief Financial Officer since August 1998 and Treasurer since September 1997. Ms. Brown served as Vice President from April 1996 to January 2001 and as Corporate Controller from June 1995 until August 1998. From September 1982 until joining Merix in 1995, Ms. Brown held various positions, including audit partner, with Deloitte & Touche LLP. Ms. Brown currently serves as a member of the Advisory Board of PACCESS.

Daniel T. Olson has served as Vice President, Sales and Marketing since October 1999 and was promoted to Senior Vice President, Sales and Marketing in July 2003. From 1992 to April 1999, Mr. Olson held various positions, including Director of Strategic Business for the Electronics Business Group of MacDermid, Inc. From 1982 to 1991, Mr. Olson served in a number of sales roles, including National Sales Manager for Olin Corporation.

Anaya K. Vardya has served as Senior Vice President, Operations since January 2001 and Vice President, Operations from December 1999 to January 2001. Mr. Vardya joined Merix in October 1997 as Director of Forest Grove Operations. Prior to joining Merix, Mr. Vardya was the Corporate

Management

Development Manager for Continental Circuits Corporation from November 1994 to October 1997. From 1985 to 1994, Mr. Vardya held a number of positions with IBM. Mr. Vardya currently serves as a member of the Board of Directors of the American Leadership Forum.

Kirby A. Dyess has served as a director of Merix since September 2002. Ms. Dyess served as Vice President of Intel Corporation and Director of Operations for Intel Capital from April 2001 until her retirement in December 2002. She served as Vice President and Director of New Business Development of Intel Corporation from January 1997 to April 2001 and was Corporate Vice President and Director of Human Resources worldwide from 1993 to 1996. Ms. Dyess also serves on the Board of Directors of Menasha Corporation and H2F Media, Inc. and is a Principal in her own early stage investment firm, Austin Capital Management.

Carlene M. Ellis has served as a director of Merix since May 1994. Ms. Ellis served as Vice President of Education of Intel Corporation from January 1999 until she retired in May 2003. She served as Corporate Vice President and Director of the Information Technology Group of Intel from 1992 to 1998 and was Intel’s Director of Human Resources from 1990 to 1992. She was Vice President of Intel’s Finance and Administration Group from 1988 to 1990. Ms. Ellis also serves on the Board of Directors of Chela Financial.

Donald D. Jobe has served as a director of Merix since December 2001. Mr. Jobe served as President and Chief Executive Officer of Isola Laminate Systems from July 1999 until he retired in October 2001. He served as Vice President and General Manager of Allied Signal Electronic Materials, Asia from October 1994 until June 1999.

George H. Kerckhove has served as a director of Merix since June 2001. Mr. Kerckhove retired as Vice President of American Standard Companies in May 2000. He served as Chief Financial Officer of American Standard Companies from January 1998 to January 2000 and Vice President and Group Executive for the Plumbing Products Sector in the Americas, Europe and Asia from January 1988 to December 1997. Mr. Kerckhove was a Director of American Standard Companies from 1990 to May 2000 and currently serves on the Board of Directors of Wellspring International.

Dr. William W. Lattin has served as a director of Merix since September 2000. Dr. Lattin retired as Executive Vice President of Synopsys, Inc. in October 1999. Dr. Lattin served as President and Chief Executive Officer of Logic Modeling from 1992 until its acquisition by Synopsys, Inc. in 1994. Dr. Lattin served as the Chief Executive Officer of Logic Automation from 1986 to 1992. Prior to Logic Automation, he worked for Intel Corporation from 1975 to 1986. He also serves on the Board of Directors of FEI Corp., Corrent Corp., ADEXA, Inc., RadiSys Corporation, Tripwire, Inc., Teseda Corporation and EasyStreet Online Services, Inc. and he is an active consultant with Vitesse Semiconductor.

William C. McCormick has served as a director of Merix since October 1997. Mr. McCormick served as Chairman of Precision Castparts Corporation from October 1994 until his retirement in August 2003 and as Chief Executive Officer from August 1991 until retiring from that position in September 2002. He is currently serving as a consultant to Precision Castparts Corp.

Robert C. Strandberg has served as a director of Merix since June 1998. Mr. Strandberg serves as Chief Executive Officer of Xytrans, Inc. From April 1997 to August 2000, he served as President and Chief Executive Officer of PSC, Inc. and as its Executive Vice President from November 1996 to April 1997.

CERTAIN KEY PERSONNEL

Donald E. Barckley has served as Director of Information Technology since October 1997 and previously served as Director of Applications Development from June 1996 to October 1997. Prior to

Management

joining Merix, Mr. Barckley was with Wacker Siltronic Corporation where he held a variety of engineering and manufacturing management positions.

Deborah E. Burke joined Merix in September 2003 as the Director of Human Resources. Prior to joining Merix, Ms. Burke was Vice President of Human Resources at Unicru Corporation from January 2001 to November 2002. From 1991 to 2000, she worked at Intel Corporation in various human resources management positions in Malaysia, Israel and the Portland, Oregon area.

John R. Johnston has served as Director of Materials since October 1998, and previously served as manufacturing manager of our Forest Grove facility and Director of Operations at our former Loveland, Colorado facility. Prior to joining Merix in 1994, Mr. Johnston spent 25 years with Tektronix, Inc., where he served in a number of roles in management including Quality Manager for the Electro-Mechanical and Component Group and Operational Manager for the Cathode Ray Tube Division.

Kevin P. McClelland joined Merix in August 2003 in the newly created position of Director of Quick-Turn Operations. Prior to joining Merix, Mr. McClelland was Senior Vice President of Operations West Coast for Dynamic Details, Inc. from March 2001 to January 2003. Prior to that, he spent 20 years at Multek, Inc. in a variety of quick-turn operational roles.

Selling shareholder

We were incorporated in March 1994 to succeed to the business conducted by the Circuit Board Division of Tektronix, Inc. Under an asset transfer agreement, dated as of May 31, 1994, all of the business of the Circuit Board Division of Tektronix was transferred to us immediately prior to the consummation of our initial public offering, and Tektronix received an aggregate of 9,000,000 shares of our common stock.

Tektronix is entitled to certain rights with respect to the registration of its shares under the Securities Act of 1933, as amended, pursuant to a registration rights agreement, dated June 1, 1994. Tektronix or its assignees may require, on two occasions, that we use our best efforts to register all or a portion of the holders’ registrable securities for public resale. In addition, Tektronix and its assignees have certain “piggyback rights” with respect to the registrable securities, which may require us to include all or a portion of the registrable securities in a registration under the Securities Act. Tektronix exercised its piggyback registration rights to include 1,000,000 shares of our common stock held by it in a Form S-3 Registration Statement filed by us and declared effective in May 2000.

As of November 29, 2003, Tektronix held 759,750 shares, or 5.1%, of our outstanding common stock. Tektronix is selling 350,000 shares of our common stock in this offering and will hold 409,750 shares, or 2.3%, of our outstanding common stock after completion of the offering made by this prospectus. After the offering, Tektronix will continue to have demand and piggyback registration rights in relation to the remaining shares of our common stock that it holds.

Underwriting

We and the selling shareholder are offering the shares of our common stock described in this prospectus through the underwriters named below. UBS Securities LLC, Thomas Weisel Partners LLC, Needham & Company, Inc., and Wells Fargo Securities, LLC are the representatives of the underwriters. We and the selling shareholder have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of shares

UBS Securities LLC
Thomas Weisel Partners LLC
Needham & Company, Inc.
Wells Fargo Securities, LLC

Total

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option except as described below.

The shares of common stock are offered subject to a number of conditions, including:

➢	receipt and acceptance of our common stock by the underwriters; and

➢	the underwriters’ right to reject orders in whole or in part.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OVER-ALLOTMENT OPTION

We have granted the underwriters an option to buy up to an aggregate of 450,000 additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters. Upon the execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein, and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

Underwriting

The following table shows the per share and total underwriting discounts and commissions payable by us and the selling shareholder to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 450,000 shares from us.

	Paid by us		Paid by selling shareholder	Total
	No exercise	Full exercise		No exercise	Full exercise

Per Share	$	$	$	$	$
Total	$	$	$	$	$

We estimate that the total expenses of the offering, payable by us, excluding underwriting discounts and commissions, will be approximately $350,000.

NO SALES OF SIMILAR SECURITIES

We and each of our directors and executive officers and the selling shareholder have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons or entities may not, without the prior written consent of UBS Securities LLC, sell, offer to sell, contract or agree to sell, hedge or otherwise dispose of, directly or indirectly, any of our common stock or securities convertible into or exchangeable or exercisable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, subject to certain permitted exceptions. The permitted exceptions include the sale of up to an aggregate of 81,500 shares of common stock by certain of our executive officers and a director. UBS Securities LLC, in its sole discretion, may permit early release of shares of our common stock subject to the restrictions detailed above prior to the expiration of the 90-day lock up period and without public notice. The 90-day lock up period may be extended for up to 36 additional days under certain circumstances where we announce or pre-announce earnings or material news or a material event within approximately 18 days prior to, or approximately 16 days after, the termination of the 90-day period. Even under those circumstances, however, the lock up period will not be extended if we are actively traded, meaning that we have a public float of at least $150.0 million and average trading volume at least $1.0 million per day.

NASDAQ NATIONAL MARKET QUOTATION

Our common stock is quoted on the Nasdaq National Market under the symbol “MERX.”

PRICE STABILIZATION, SHORT POSITIONS AND PENALTY BIDS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock including:

➢	stabilizing transactions;

➢	short sales;

➢	purchases to cover positions created by short sales;

➢	imposition of penalty bids; and

➢	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short

Underwriting

sales may be either “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of shares in the open market after pricing that could adversely affect investors who purchase in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

In addition, in connection with this offering, certain of the underwriters (and selling group members) may engage in passive market making transactions in the common stock on the Nasdaq National Market prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. If passive market making is commenced, it may be discontinued at any time.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, the underwriters may discontinue them at any time. These transactions may be effected on the Nasdaq National Market or otherwise.

We and the selling shareholder have agreed to indemnify the several underwriters against some liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that the underwriters may be required to make in respect of these liabilities.

The underwriters and their affiliates have provided and may provide certain commercial banking, financial advisory and investment banking services for us for which they have received and may receive customary fees.

The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

Legal matters

Perkins Coie LLP, Portland, Oregon, will pass upon the validity of the issuance of the shares of common stock offered by this prospectus. Wilson Sonsini Goodrich & Rosati, Professional Corporation, Kirkland, Washington and Palo Alto, California will pass upon certain legal matters in connection with this offering for the underwriters.

Experts

Our financial statements incorporated into this prospectus by reference to our Annual Report on Form 10-K for the year ended May 31, 2003, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

Where you can find additional information

We file reports, proxy statements and other information with the SEC. You may read any document we file at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC toll free at 1-800-732-0330 for information about the public reference room. You may also read our filings at the SEC’s web site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. We also maintain a web site, www.merix.com, at which you may view information about us and some of the reports we file with the SEC. Information contained on our website does not constitute, and shall not be deemed to constitute, part of this prospectus and shall not be deemed to be incorporated by reference into the registration statement of which this prospectus is a part.

We have filed with the SEC a registration statement, which contains this prospectus, on Form S-3 under the Securities Act of 1933. This prospectus does not contain all of the information in the registration statement. We have omitted parts of the registration statement as permitted by the rules and regulations of the SEC. You may inspect and copy the registration statement, including exhibits, at the SEC’s public reference room or from its web site. Our statements in this prospectus about the contents of any contract or other document are not necessarily complete. You should refer to the copy of each contract or other document we have filed as an exhibit to the registration statement for complete information.

Information incorporated by reference

The SEC allows us to “incorporate by reference” into this prospectus information we file with it. This means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered a part of this prospectus, and later information we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, until this offering is completed:

(1)	our Quarterly Reports on Form 10-Q for the quarters ended August 30, 2003 and November 29, 2003;

(2)	our Annual Report on Form 10-K for the fiscal year ended May 31, 2003;

(3)	our Current Report on Form 8-K, filed with the SEC on September 19, 2003; and

(4)	the description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC on April 6, 1994, including any amendment or report filed for the purpose of updating such description.

You may obtain copies of these documents free of charge by contacting our corporate secretary at our principal offices, which are located at 1521 Poplar Lane, Forest Grove, Oregon 97116, telephone number (503) 359-9300.

Part II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.    Other expenses of issuance and distribution

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, to be paid by Merix in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates except for the SEC registration fee.

SEC registration fee	$6,869	*
Accounting fees and expenses	75,000
Legal fees and expenses	150,000
Printing and related expenses	20,000
NASD fee	9,000
Transfer agent and registrar fees and expenses	5,000
Miscellaneous expenses	84,131

Total	$350,000

*	$697 of this amount will be paid by the selling shareholder.

Item 15.    Indemnification of directors and officers

We are an Oregon corporation. Section 60.047 of the Oregon Business Corporation Act authorizes a corporation to limit a director’s liability to the corporation or its shareholders for monetary damages for conduct as a director, except in certain circumstances involving breach of the director’s duty of loyalty, bad faith, intentional misconduct, knowing violations of law, illegal corporate distributions, or any transaction from which the director receives an improper personal benefit. Article V of our articles of incorporation contains provisions implementing such limitations on a director’s liability to the registrant and its shareholders.

Sections 60.391 through 60.414 of the Oregon Business Corporation Act authorize a court to award, or a corporation’s board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under certain circumstances for liabilities arising under the Securities Act of 1933, as amended. Article VI of our articles of incorporation provides for indemnification of our directors, officers, employees and agents to the maximum extent permitted by Oregon law.

We may also indemnify our directors and officers against liability they may incur for serving in those capacities pursuant to a liability insurance policy we maintain for this purpose. In addition, we have contractually agreed to indemnify each of our executive officers and directors for any liability they may incur by reason of the fact that they serve in that capacity, including liability under the Securities Act of 1933, as amended.

Item 16.    Exhibits

(a) The	following exhibits are filed with, or incorporated by reference into, this Registration Statement on Form S-3:

Exhibit	Description

1.1*	Form of Underwriting Agreement.

4.1	Shareholder Rights Agreement, dated as of March 25, 1997, incorporated by reference to the Company’s Current Report on Form 8-K filed on April 10, 1997.

4.2

Form of Amendment No.1 to Shareholder Rights Agreement, dated as of April 1, 2002, between the Company and Mellon Investor Services LLC (formerly Chase Mellon Investor Services LLC), as Rights Agent, incorporated by reference to the Company’s Current Report on Form 8-K filed on April 2, 2002.

4.3

Form of Amendment No. 2 to Shareholder Rights Agreement, dated as of April 1, 2002, between the Company and American Stock Transfer & Trust Company, as Rights Agent, incorporated by reference to the Company’s Current Report on Form 8-K filed on April 2, 2002.

5.1**	Opinion of Perkins Coie LLP.

23.1	Consent of PricewaterhouseCoopers LLP, independent auditors.

23.2**	Consent of Perkins Coie LLP (included in Exhibit 5.1).

24.1**	Power of Attorney.

*	To be filed by amendment or by a Current Report on Form 8-K.
**	Previously filed.

Item 17.    Undertakings

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For	purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For	the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunder duly authorized, in the City of Forest Grove, State of Oregon, on the 12th day of January, 2004.

MERIX CORPORATION

/s/ Janie S. Brown
By:	Janie S. Brown Senior Vice President, Chief Financial Officer, Treasurer and Secretary

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated below on the 12th day of January, 2004.

Signature	Title

/s/ Mark R. Hollinger* Mark R. Hollinger	Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer)

/s/ Janie S. Brown Janie S. Brown	Senior Vice President, Chief Financial Officer, Treasurer and Secretary (Principal Financial and Accounting Officer)

/s/ Kirby A. Dyess* Kirby A. Dyess	Director

/s/ Carlene M. Ellis* Carlene M. Ellis	Director

/s/ Donald D. Jobe* Donald D. Jobe	Director

/s/ George H. Kerckhove* George H. Kerckhove	Director

/s/ Dr. William W. Lattin* Dr. William W. Lattin	Director

/s/ William C. McCormick* William C. McCormick	Director

/s/ Robert C. Strandberg* Robert C. Strandberg	Director

*By: /s/ Janie S. Brown Janie S. Brown, Attorney-in-Fact

Exhibit index

Exhibit	Description

1.1*	Form of Underwriting Agreement.

4.1	Shareholder Rights Agreement, dated as of March 25, 1997, incorporated by reference to the Company’s Current Report on Form 8-K filed on April 10, 1997.

4.2

Form of Amendment No.1 to Shareholder Rights Agreement, dated as of April 1, 2002, between the Company and Mellon Investor Services LLC (formerly Chase Mellon Investor Services LLC), as Rights Agent, incorporated by reference to the Company’s Current Report on Form 8-K filed on April 2, 2002.

4.3

Form of Amendment No. 2 to Shareholder Rights Agreement, dated as of April 1, 2002, between the Company and American Stock Transfer & Trust Company, as Rights Agent, incorporated by reference to the Company’s Current Report on Form 8-K filed on April 2, 2002.

5.1**	Opinion of Perkins Coie LLP.

23.1	Consent of PricewaterhouseCoopers LLP, independent auditors.

23.2**	Consent of Perkins Coie LLP (included in Exhibit 5.1).

24.1**	Power of Attorney.

*	To be filed by amendment or by a Current Report on Form 8-K.
**	Previously filed.